SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

ZAIS GROUP HOLDINGS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40421A104
(CUSIP Number)

Eric T. Schwartz, Esq. Graubard Miller 405 Lexington Avenue, 11th Floor New York, NY 10174 (212) 818-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40421A104	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) d.Quant Special Opportunities Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,207,056
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,207,056
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,207,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 40421A104	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Neil Ramsey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,585,287
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,585,287
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,585,287
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40421A104	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) by d.Quant Special Opportunities Fund, LP (“SpecOps”) and Neil Ramsey (“Ramsey,” and together with SpecOps, the “Reporting Persons”) on February 17, 2015, as previously amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the SEC by the Reporting Persons on March 9, 2015 (as previously amended, the “Existing Schedule 13D,” and as amended hereby, this “Schedule 13D”), with respect to ownership of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of ZAIS Group Holdings, Inc. (formerly known as HF2 Financial Management Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings given to them in the Existing Schedule 13D. Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Only those items amended or supplemented are reported herein.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 13,870,917 shares of Class A Common Stock outstanding as of March 17, 2015, as set forth in the Issuer’s Current Report on Form 8-K filed on March 23, 2015.

Item 3. Sources of Funds.

Item 3 of the Existing Schedule 13D is amended and supplemented as follows:

Since March 9, 2015, the date of filing of Amendment No. 1, the Reporting Persons engaged in the following transactions in shares of Class A Common Stock:

•	On March 17, 2015, upon the closing of the Issuer’s initial business combination with ZAIS, SpecOps purchased an aggregate of 3,492,745 Founders’ Shares at a price of $0.0005875 per share (or an aggregate of $20,519.88) in a private transaction pursuant to the Allocation Agreement described in the Existing Schedule 13D. SpecOps used its working capital to fund the purchase of such shares.

•	On March 17, 2015, upon the closing of the Issuer’s initial business combination with ZAIS, NAR acquired beneficial ownership of 1,135,973 shares of Class A Common Stock, including 796,973 Founders’ Shares. Voting and dispositive control over these shares had been transferred to Randall S. Yanker until the closing of the business combination. NAR did not use any funds for the acquisition of such shares.

•	On March 17, 2015, upon the closing of the Issuer’s initial business combination with ZAIS, NAR sold an aggregate of 757,742 Founders’ Shares at a price of $0.0005875 per share (or an aggregate of $4,451.73) in a private transaction pursuant to the Allocation Agreement described in the Existing Schedule 13D.

Ramsey, as the general partner of SpecOps and the managing member of NAR, may be deemed to have acquired beneficial ownership of an additional 3,870,976 shares of Class A Common Stock, representing the aggregate net increase in beneficial ownership of NAR and SpecOps.

CUSIP No. 40421A104	SCHEDULE 13D	Page 5 of 7 Pages

Item 4. Purpose of Transaction.

Item 4 of the Existing Schedule 13D is amended and supplemented as follows:

Each of the Reporting Persons acquired the shares of Class A Common Stock described in this Schedule 13D for investment purposes. Each of the Reporting Persons may from time to time acquire additional securities for investment purposes, in the open market or in private transactions. Subject to the restrictions described in the Existing Schedule 13D (including the Lock-Up Agreement and the Escrow Agreement described therein), the Reporting Persons may from time to time dispose of securities, in the open market or in private transactions.

At the date of this Schedule 13D, the Reporting Persons, except as set forth in this Schedule 13D, do not have any plans or proposals which would result in:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer’s business or corporate structure;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)          Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is amended and supplemented as follows:

SpecOps is the beneficial owner of 9,207,056 shares of the Class A Common Stock, or approximately 66.4% of the Issuer’s outstanding Class A Common Stock. Ramsey is the beneficial owner of 9,585,287 shares of the Class A Common Stock, or approximately 69.1% of the Issuer’s outstanding Class A Common Stock, consisting of (i) 9,207,056 shares of the Class A Common Stock held by SpecOps and (ii) 378,231 shares of Class A Common Stock held by NAR. Each of the Reporting Persons has sole voting and dispositive power over the shares that it beneficially owns.

CUSIP No. 40421A104	SCHEDULE 13D	Page 6 of 7 Pages

Since March 9, 2015, the date of filing of Amendment No. 1, the Reporting Persons effected the transactions described under Item 3 above and such description is incorporated by reference herein.

CUSIP No. 40421A104	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 25, 2015

d.QUANT SPECIAL OPPORTUNITIES FUND, LP

By:	/s/ Neil Ramsey
Name: Neil Ramsey
Title: General Partner

/s/ Neil Ramsey
Neil Ramsey